SCHEDULE 13D

NOTE: Information concerning eContent, Inc. is based on a Form 10-QSB for the quarter ended March 31, 2002

Item 1.   Security and Issuer

     The Class of equity securities to which this Statement on
Schedule 13D (the "Statement") relates is the Voting Common Stock, $.08 par value per share (the "Shares"), of eContent, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2455 East Sunrise Boulevard, #703, Ft. Lauderdale, Florida 33401.

Item 2.   Identity and Background

     (a)-(c) This statement is being filed by Paul S. Rosenblum, whose address is 2424 Edenborn Avenue, Suite 108, Metairie, Louisiana 70001; R&L Equity Partners ("R&L"), a Louisiana general partnership whose principal business address and principal office address is 2424 Edenborn Avenue, Suite 108, Metairie, Louisiana 70001; R&L Fixed Income Partners ("R&L Fixed"), a Louisiana general partnership whose principal business address and principal office address is 2424 Edenborn Avenue, Suite 108, Metairie, Louisiana 70001; and Levy Rosenblum Family Foundation (the "Foundation"), a Louisiana non-profit corporation whose principal business address and principal office address is 2424 Edenborn Avenue, Suite 108, Metairie, Louisiana 70001. Mr. Rosenblum is a general partner and is the sole managing general partner of R&L Equity and R&L Fixed. The principal business of R&L Equity and R&L Fixed is investments. Mr. Rosenblum is the president and chief executive officer of the Foundation and a member of its board of directors. The principal business of the Foundation is charitable grant-making as a tax-exempt family private foundation. Mr. Rosenblum's principal occupation is President of Rosenblum Ventures, Inc. a real estate management company, whose principal business address is 2424 Edenborn Avenue, Suite 108, Metairie, Louisiana 70001, and president of United Distributors, Inc. of the same address. Information concerning the general partners of R&L Equity and R&L Fixed and the directors of the Foundation other than Mr. Rosenblum for this Item 2(a)-(c) is set forth on Schedule I:

                                      SCHEDULE I
NAME                                 PRINCIPAL OCCUPATION        EMPLOYER
Louise L. Levy<FN1><FN2>             None                        None

Edith L. Rosenblum<FN1><FN2>         Former Public Relations     United Distributors,
                                     Executive                   Inc.

Edward D. Levy, Jr., M.D.<FN2><FN2>  Medical Doctor              Self Employed,
                                                                  3625 Chestnut St.
                                                                 New Orleans, LA 70115

Louise N. Rosenblum<FN1><FN2>
(a/k/a Louise R. Margolis)           Sales                       Couture De Versailles,
                                                                 LLC

Paul S. Rosenblum, Jr.<FN1>          Computers                  Self-Employed

<FN1> General Partner of R&L Equity and R&L Fixed

<FN2> Director of Levy Rosenblum Family Foundation

     (d)-(e) During the last five years, neither Mr. Rosenblum, R&L Equity, R&L Fixed, the Foundation, nor any of the persons listed on
Schedule I, above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Mr. Rosenblum, R&L Equity, R&L Fixed, the Foundation, nor any of the persons listed on Schedule I, above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Each general partner of R&L Equity and R&L Fixed, and each director of the Foundation is a U.S. citizen.

Item 3.    Source and Amounts of Funds or Other Consideration

     The aggregate purchase price for the 1,940,500 Shares set forth in Item 5 of this Statement as beneficially owned (a) by Mr. Rosenblum was $286,559.20, (b) by R&L Equity was $314,906.00, (c)
by R&L Fixed was $61,158.46, and (d) by the Foundation was $92,892.55. The source of the funds was personal assets of Mr. Rosenblum and investment capital of R&L Equity, R&L Fixed, and the Foundation.

Item 4.    Purpose of Transaction

     The Shares were purchased by Mr. Rosenblum, R&L Equity, R&L
Fixed, and the Foundation for investment.

     Mr. Rosenblum, R&L Equity, R&L Fixed, and the Foundation do not have any intentions which relate to or would result in

     i. the acquisition or disposition of securities of the issuer;

     ii. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     iii. a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     iv. any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     v. any material change in the present capitalization or dividend policy of the issuer;

     vi. any other material change in the issuer's business or corporate structure;

     vii. changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

     viii. causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     ix. a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

     x.   any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     a. Mr. Rosenblum, R&L Equity, R&L Fixed, and the Foundation have acquired the following Shares:


Account Name        Date        Number          Percentage      Share              Total
                                                 of Stock        Price               Price
Mr. Rosenblum    11/12/1998      200,000                         $0.50           $100,000.00
                  2/25/1999      200,000                         $0.50           $100,000.00
                   6/9/2000      200,000                         $0.31            $62,000.00
                  3/30/2001       43,500                         -----
                  8/14/2001        9,000                         $0.15             $1,354.90
                  8/14/2001        9,000                         $0.16             $1,444.90
                  8/14/2001        7,000                         $0.18             $1,264.90
                  8/14/2001       25,000                         $0.17             $4,254.90
                  8/17/2001       10,500                         $0.17             $1,789.90
                  8/17/2001        9,500                         $0.18             $1,714.90
                 10/19/2001       10,000                         $0.05               $554.90
                 10/19/2001       10,000                         $0.05               $500.00
                 10/26/2001       10,000                         $0.03               $340.00
                 10/26/2001       20,000                         $0.04               $880.00
                 10/26/2001       10,000                         $0.05               $530.00
                 10/26/2001       10,000                         $0.05               $540.00
                 10/26/2001       20,000                         $0.06             $1,284.90
                  4/29/2002      100,000                         $0.08             $8,105.00
Total                            903,500           4.06%                         $286,599.20

R&L Equity        5/15/2000       20,000                         $1.17            $23,498.00
                  5/15/2000       20,000                         $1.18            $23,703.40
                   6/9/2000       90,000                         $1.53           $138,000.00
                  3/30/2001      290,000                         $0.40           $116,000.00
                  3/30/2001       87,000                          -----
                  1/11/2002        7,500                         $0.20             $1,504.90
                  1/11/2002        7,500                         $0.20             $1,504.90
                   2/7/2002        7,500                         $0.17             $1,294.90
                   2/7/2002        7,500                         $0.17             $1,294.90
                  4/29/2002      100,000                         $0.08             $8,105.00

Total                            637,000           2.86%                         $314,906.00

R&L Fixed        5/30/2000        36,000                         $1.09            $39,288.40
                 5/31/2000        11,750                         $1.14            $13,473.60
                 12/5/2001        10,000                         $0.19             $1,954.90
                  1/4/2002        25,000                         $0.12             $3,104.90
                 1/10/2002         7,500                         $0.17             $1,279.90
                 1/14/2002         7,500                         $0.21             $1,579.90
                  2/6/2002         2,250                         $0.21               $476.86
Total                            100,000           0.45%                          $61,158.46

The Foundation   5/24/2000        36,000                         $1.09            $39,288.40
                 5/25/2000        11,750                         $1.14            $13,473.60
                12/29/2000         5,000                         $0.54             $2,700.00
                12/29/2000         5,000                         $0.54             $2,703.40
                  1/3/2001         7,500                         $0.53             $3,975.00
                  1/3/2001         5,000                         $0.59             $2,965.90
                 8/14/2001         9,000                         $0.15             $1,354.90
                 8/14/2001         7,500                         $0.16             $1,204.90
                 8/14/2001         8,500                         $0.18             $1,534.90
                 8/14/2001        25,000                         $0.17             $4,254.90
                 8/17/2001        10,500                         $0.17             $1,789.90
                 8/17/2001         9,500                         $0.18             $1,714.90
                11/27/2001        50,000                         $0.10             $5,004.90
                11/29/2001        35,000                         $0.11             $3,735.90
                11/30/2001        20,000                         $0.09             $1,964.90
                 1/30/2002         7,500                         $0.16             $1,204.90
                 3/25/2002        47,250                         $0.08             $4,021.25
Total                            300,000           1.35%                          $92,892.55

GRAND TOTAL                    1,940,500           8.73%                         $755,516.21

Based on issuer's form 10-QSB for quarter ended March 31, 2002, which states 22,218,572 shares of common stock were outstanding as of May 1, 2002.

     b.   Mr. Rosenblum, personally or as managing partner of R&L
Equity and R&L Fixed, or as president and chief executive officer of the Foundation, has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares.

     c.   See the information set forth in this Item 5(a).

     d.   Not applicable.

     e.   Not applicable.

Item 6.    Contracts, Arrangements, Understandings, or
Relationships with respect to Securities of the Issuer

     The partnership agreements of R&L Equity and R&L Fixed entitled Mr. Rosenblum, as Managing Partner, and the resolution of the board of directors of the Foundation entitles Mr. Rosenblum, as president, to exercise all voting power and to decide whether to dispose of the Shares. None of the persons named in Item 2 has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the following:

(i) the 200,000 shares purchased by Mr. Rosenblum on 11/12/1998 are restricted; (ii) the 200,000 shares purchased by Mr. Rosenblum on 2/25/1999 are restricted; (iii) the 200,000 shares purchased by Mr. Rosenblum on 6/9/2000 are restricted; (iv) the 43,500 shares purchased by Mr. Rosenblum on 3/30/2001 are restricted; (v) the 90,000 shares purchased by R&L Equity on 6/9/2000 are restricted;
(vi) the 290,000 shares purchased by R&L Equity on 3/30/2001 are restricted; (vii) the 87,000 shares purchased by R&L Equity on 3/30/2001 are restricted: (viii) the partnership agreement of R&L Equity; (ix) the partnership agreement of R&L Fixed; (x) the action(s) of the board of directors of the Foundation; (xi) a loan in the amount of $25,000.00 by Mr. Rosenblum to the Company in September of 2001; (xii) a loan in the amount of $50,000.00 by Mr. Rosenblum to the Company in February 2002; (xiii) a loan in the amount of $50,000.00 by R&L Equity to the Company in February 2002.

Note:     The disclosures indicated above are based on currently
available information. More information about the nature of the restriction, partnership agreements and loans, as well as the source for the information, is required to provide a more detailed disclosure.

None of the Shares are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the Shares.

Item 7.   Material to be Filed as Exhibits

     a. Agreement of Paul S. Rosenblum, R&L Equity, R&L Fixed, and the Foundation to file a joint acquisition statement.

                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: ______________, 2002

PAUL S. ROSENBLUM
PAUL S. ROSENBLUM

R&L EQUITY PARTNERS

By:  PAUL S. ROSENBLUM
     Paul S. Rosenblum, Managing Partner

R&L FIXED INCOME PARTNERS

By:  PAUL S. ROSENBLUM
     Paul S. Rosenblum, Managing Partner

LEVY ROSENBLUM FAMILY FOUNDATION

By:  PAUL S. ROSENBLUM
     Paul S. Rosenblum, President

                                     EXHIBIT 7(A)

                            AGREEMENT TO FILE JOINT STATEMENT

The undersigned agree to file a joint statement on Schedule 13D to report their holdings of Common Stock of eContent, Inc.


____________, 2002    PAUL S. ROSENBLUM
                      Paul S. Rosenblum

                      R&L EQUITY PARTNERS


____________, 2002    By:  PAUL S. ROSENBLUM
                           Paul S. Rosenblum, Managing Partner

                      R&L FIXED INCOME PARTNERS

____________, 2002    By:  PAUL S. ROSENBLUM
                           Paul S. Rosenblum, Managing Partner

                      LEVY ROSENBLUM FAMILY FOUNDATION


____________, 2002    By:  PAUL S. ROSENBLUM
                           Paul S. Rosenblum, President